 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Douglas, Kevin (Last) (First) (Middle) 1101 Fifth Avenue Suite 360 (Street) San Rafael, CA 94901 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) February 27, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Celeritek, Inc.   (CLTK)
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
                        Officer                X          Other

Officer/Other
Description           Reporting Persons may be deemed members of a Section 13(d) group that beneficially owns more than 10% of the shares of Celeritek, Inc.
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) Individual Filing X Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common	125,768	D (1) (2)
Common	112,812	I (1) (3)	By Douglas Family Trust
Common	107,480	I (1) (4)	By James Douglas and Jean Douglas Irrevocable Descendants' Trust
Common	7,340	I (1) (5)	By James E. Douglas, III

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1473 (7-02)

Douglas, Kevin - February 27, 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
/s/ Kevin Douglas ________________________________ 04-03-2003 ** Signature of Reporting Person Date Page 2

Douglas, Kevin - February 27, 2003
Form 3 (continued)
FOOTNOTE Descriptions for Celeritek, Inc. (CLTK)

Form 3 - February 2003

Kevin Douglas
1101 Fifth Avenue
Suite 360
San Rafael, CA 94901
Explanation of responses:

(1)   Each of the reporting persons hereunder (individually, a "Reporting Person" and, collectively, the "Reporting Persons") may be deemed a member of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons. Although the Reporting Persons are reporting such securities as if they were members of a "group," the filing of this Form 3 shall not be deemed an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person. In addition, one or more of the Reporting Persons may be deemed a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 promulgated under the Exchange Act with the other members of the "Celeritek Shareholder Protective Committee," which was formed on February 27, 2003 and currently may be deemed to beneficially own an aggregate of 10.25% of the shares of Common Stock of Celeritek outstanding as of January 31, 2003. Nonetheless, the filing of this Form 3 shall not be deemed an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

(2)   These shares are held directly and jointly by Kevin Douglas and his wife, Michelle Douglas.

(3)   These shares are held directly by the Douglas Family Trust and indirectly by Kevin Douglas. James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are each a co-trustee of the Douglas Family Trust.

(4)   These shares are held directly by the James Douglas and Jean Douglas Irrevocable Descendants' Trust and indirectly by Kevin Douglas. Kevin Douglas and Michelle Douglas, husband and wife, are each a co-trustee of the James Douglas and Jean Douglas Irrevocable Descendants' Trust.

(5)   These shares are held directly by James E. Douglas, III and indirectly by Kevin Douglas.

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Douglas, Kevin - February 27, 2003
Form 3 (continued)
Celeritek, Inc. (CLTK)
Form 3 - February 2003
Kevin Douglas

1101 Fifth Avenue

Suite 360

San Rafael, CA 94901

Joint/Group Filing Members:

Name:       Douglas, III, James
Address :   1101 Fifth Avenue
                 Suite 360
                 San Rafael, CA 94901

Signature: /s/ Kevin Douglas, Attorney-in-Fact                                             Date:  04/03/2003

Name:       James Douglas and Jean Douglas Irrevocable Descendants' Trust
Address :   1101 Fifth Avenue
                 Suite 360
                 San Rafael, CA 94901

Signature: /s/ Kevin Douglas, Attorney-in-Fact                                             Date:  04/03/2003

Name:       Douglas Family Trust
Address :   1101 Fifth Avenue
                 Suite 360
                 San Rafael, CA 94901

Signature: /s/ Kevin Douglas, Attorney-in-Fact                                            Date:  04/03/2003

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